EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

To: The Tel Aviv Stock Exchange

       The Israeli Securities Authority

Re: Undertaking to provide credit to the company for 2017

Further to the details in section 2.13 of the update of the Description of the Company’s Business Affairs section in the company’s report for the third quarter of 2015 (“third quarter 2015 report”), concerning the company’s activities toward obtaining credit undertakings in 2017, immediate notification is hereby provided that on 27 December, 2015 the company entered into an additional contractual engagement such that as of the date of this immediate report, the company has obtained undertakings from banking/institutional bodies to provide credit totaling NIS 600 million for the purpose of recycling the company’s future debt in 2017 (including undertakings totaling NIS 400 million that were disclosed in the third quarter 2015 report).

The undertakings are for the extension of credit to the company in June 2017 for an average duration of 4.5 years (repayment from June 2020 until June 2024), and at an average interest rate of 4.3% (fixed, shekel-based, unlinked interest).

The terms of the undertakings and the loans to be provided under such undertakings include terms similar to those of the other loans taken by the company, detailed in note 11.2.1 to Section C of the 2014 periodic report and of the public debt issuance in October 2015, as detailed in section 2.13 in the third quarter 2015 report, and which include: an undertaking not to create additional liens on the company’s assets (with specific restrictions), an undertaking that in the event that the company assumes an undertaking towards any entity entailing an obligation to meet financial covenants, the company would also assume an identical undertaking with respect to this credit (subject to certain exclusions); as well as customarily accepted immediate repayment terms (such as default events, insolvency, liquidation proceedings or receivership, etc. and cross default, with certain restrictions), that will also be applicable, with the required changes, in connection with the credit undertaking period.

The above summary constitutes a translated summary of Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

The above summary constitutes a translated summary of Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.